READ THIS LETTER TO SHAREHOLDERS IF YOU WANT TO.*


SUP

+9.0 % Revenue (EUR 1,365.0m)
+2.3 % EBITDA (EUR 262.0m)
–0.7 % EBIT (EUR 170.6m)
–0.8 % Group net profit (EUR 187.4m)
+69.4 % Net cash flow from operating activities (EUR 177.5m)

- Weather-related increase in Energy segment sales volumes and revenue
- Acquisition of a 49% shareholding in the district heating company Fernwärme St. Pölten GmbH
- Foreign expansion of Rohöl-Aufsuchungs AG
- Contract to construct a sodium hypochlorite production facility for the City of Moscow
- Capital increase from the company's non-appropriated capital reserves, stock split by a ratio of 4 for 1 effective April 17, 2008

* Or wait until the next quarter and simply trust us.

Letter to Shareholders 1st Half-Year 2007/08
October 1, 2007 – March 31, 2008

EVN

Key figures

		2007/08 HY. 1	2006/07 HY. 1	Change in %	2007/08 Q. 2	2006/07 Q. 2	Change in %
Sales volumes							
Electricity generation	GWh	2,623	2,078	26.3	1,138	831	36.8
Electricity sales volumes to end customers	GWh	10,421	9,731	7.1	5,393	4,966	8.6
Gas sales volumes to end customers	GWh	5,177	4,541	14.0	2,426	2,479	–2.2
Heating sales volumes to end customers	GWh	806	693	16.3	400	361	10.8
Income statement							
Revenue	EUR m	1,365.0	1,252.7	9.0	697.3	640.5	8.9
EBITDA	EUR m	262.0	256.1	2.3	125.2	138.7	–9.7
EBITDA margin[1]	%	19.2	20.4	–1.3	18.0	21.7	–3.7
Results from operating activities (EBIT)	EUR m	170.6	171.9	–0.7	78.6	96.5	–18.5
EBIT margin[1]	%	12.5	13.7	–1.2	11.3	15.1	–3.8
Profit before income tax	EUR m	232.5	246.5	–5.7	129.6	146.2	–11.4
Group net profit	EUR m	187.4	188.9	–0.8	109.9	115.5	–4.9
Balance sheet							
Balance sheet total	EUR m	6,679.1	5,922.5	12.8	6,679.1	5,922.5	12.8
Equity	EUR m	3,300.3	2,771.7	19.1	3,300.3	2,771.7	19.1
Equity ratio[1]	%	49.4	46.8	2.6	49.4	46.8	2.6
Net debt	EUR m	1,092.7	799.4	36.7	1,092.7	799.4	36.7
Gearing[1]	%	33.1	28.8	4.3	33.1	28.8	4.3
Return on equity (ROE)[1]	%	6.6	7.5	–0.9	4.0	4.7	–0.7
Return on capital employed (ROCE)[1]	%	5.1	5.5	–0.4	2.8	3.2	–0.4
Consolidated cash flow and investments							
Net cash flow from operating activities	EUR m	177.5	104.8	69.4	39.7	221.2	–82.1
Investments[2]	EUR m	185.3	86.0	–	74.2	43.8	69.5
Employees							
Employees[3]	ø	9,450	9,665	–2.2	9,392	9,633	–2.5
Thereof Austria	ø	2,447	2,354	4.0	2,449	2,361	3.7
Thereof abroad	ø	7,004	7,311	–4.2	6,943	7,272	–4.5
Share							
Earnings	EUR	4.58	4.62	–0.8	2.69	2.82	–4.9

1) Changes reported in percentage points
2) In intangible assets and property, plant and equipment
3) Incl. the employees of the Bulgarian district heating plant EVN Bulgaria Topoflikatsia EAD, Plovdiv, Bulgaria, ("TEZ Plovdiv"), incorporated in the consolidated financial statements as at December 14, 2007

Contents

Dear shareholders!



In the 1st half of the 2007/08 financial year (October 1, 2007 – March 31, 2008), EVN increased its total revenue by 9.0%, to EUR 1,365.0m. The colder temperatures led to a revenue increase in the Energy segment, whereas revenue in the Environmental Services segment declined, as expected. The results from operating activities (EBIT) amounted to EUR 170.6m, or 0.7% below the previous year's level, the Group net profit fell 0.8%, to EUR 187.4m.

We can report several highlights from our business operations for the period under review: Within the framework of the energy concept for the Lower Austrian Central Region, considerable progress was made. On January 11, 2008 Europe's largest district heat store in Theiß was put into operation, moreover the district heating project in cooperation with the Lower Austrian capital of St. Pölten was successfully continued. Following the formal approval granted by Austria's anti-trust authorities, the district heating operations of the City of St. Pölten were spun off from the municipal utility to a newly-established company, in which EVN acquired a 49% shareholding, and which was included at equity as of the 2nd quarter of 2007/08. In April 2008, we opened the biomass pilot plant in Dürnrohr, which is designed to increase the share of energy generated by renewable energy sources, and further diversify EVN's energy mix. The ground-breaking ceremony for constructing the district heating pipeline from Dürnrohr to St. Pölten took place on May 20, 2008.

In the region supplied by the EVN Group, the potential increase of renewable energy generation is being intensively evaluated. In Lower Austria, for example, wind power generating capacities could be doubled from the current level of 116 MW. Wind power generating potential in South East Europe amounts to approximately 2,200 MW.

Rohöl-Aufsuchungs AG, Vienna, ("RAG"), in which EVN has a majority shareholding of 50.03%, is expanding abroad and will cooperate with the Ukrainian state-owned enterprises "Crimgeologiya" and "Transeuro Energy" within the context of a joint venture to exploit natural gas fields in the Crimea. The joint development of four gas fields has already been contractually concluded. Further exploration projects are being negotiated.

In the 2nd quarter 2007/08, WTE was awarded a contract for two construction projects in Moscow. On the one hand, a sodium hypochlorite production facility will be built, designed to replace the chlorine gas used in drinking water purification. The project, with a total investment volume of EUR 178m, is being implemented within the context of a BOOT model, including operating the plant over a period of ten years. On the other hand, WTE will also construct the second combined cycle heat and power plant, including an integrated sludge dewatering facility. Biogas derived from the sludge of the wastewater treatment facility, one of the largest in the world, will provide the main energy source for the power plant located in Ljuberzy south of Moscow. WTE will be responsible for operating the biogas plant for a period of 15 years, and is also constructing its first combined cycle heat and power plant to generate biogas at the Kurjanovo site in Moscow, which is scheduled to commence operations in 2008.

Outlook

Based on the developments in the 1st half of the 2007/08 financial year, it will hardly be possible to match the record performance achieved in the previous year. The strong price rises for primary energy will put further downward pressure on margins in the Energy segment. Moreover, we expect a less frequent use of thermal power stations. Several new projects in the Environmental Services segment will first get underway in the 2nd half of 2007/08, consequently the profit contribution of this segment will be lower than in the preceding financial year.

Burkhard Hofer
Spokesman of the Executive Board
May 2008



Interim Group management report

Overal business and energy sector environment

Overal business environment

The EU anticipates an economic slowdown based on the ongoing turbulence on global financial markets and the expected mild recession in the USA. Forecasts predict 1.8% and 1.7% economic growth rates in the EU for the years 2008 and 2009 respectively, following a rate of 2.8% in the year 2007. The Austrian economy is expected to expand by 2.1% and 1.7% in the same period, slightly better than the performance of the rest of the EU. An economic slowdown is also anticipated for the new EU member states, although growth rates are still predicted to top 4.0%. Bulgaria's economy will grow by 5.5% – 5.8%, whereas economic growth in Macedonia will reach 4.5% – 5.0%.

Energy sector environment

External factors		2007/08 HY. 1	2006/07 HY. 1	Change in %	2007/08 Q. 2	2006/07 Q. 2	Change in %
Temperature-related energy demand[1)]	%	100	79	21	89	78	11
Crude oil price – Brent	EUR/bbl	62.61	45.89	36.4	64.22	44.72	43.6
Gas price – GIMP[2)]	cent/m³	25.62	23.62	8.5	27.04	21.60	25.2
Coal – API#2[3)]	EUR/t	84.79	52.37	61.9	87.87	52.56	67.2
CO_2 certificate (1st and 2nd periods)	EUR/t	10.77	5.85	84.1	21.46	2.12	–
Electricity – spot market							
EEX[4)] base load electricity	EUR/MWh	56.97	37.20	53.1	56.20	27.74	–
EEX peak load electricity	EUR/MWh	81.31	53.11	53.1	71.73	40.69	76.3
Electricity – forward market[5)]							
EEX base load electricity	EUR/MWh	56.36	60.84	–7.4	63.06	64.22	–1.8
EEX peak load electricity	EUR/MWh	82.05	88.48	–7.3	88.69	94.37	–6.0

1) Calculated according to the heating degree total in Austria. The basis (100%) corresponds to the long-term average value 1997–2006. Changes reported in percentage points
2) Gas Import Price (GIMP)
3) ARA notation (Amsterdam, Rotterdam, Antwerp)
4) EEX – European Energy Exchange
5) Average prices for the respective quarterly forward market prices, beginning one year before the respective period under review

Revenue by segments
HY. 1
EUR m



1,400
1,200
1,000
800
600
400
200
0
1,132.7
106.6
13.3
1,276.5
75.8
12.7
2006/07
2007/08

□ Energy
□ Environmental Services
■ Strategic Investments and Other Business

Business development

Consolidated income statement

In the 1st half-year 2007/08, the EVN Group raised its total revenue by 9.0%, or EUR 112.3m, to EUR 1,365.0m. The Energy segment, which profited from lower temperatures in comparison to the preceding year, was completely responsible for this positive development. The Environmental Services segment, which is subject to project-related fluctuations, posted a decline in revenue.

The rise in the item Electricity purchases and primary energy expenses of 16.3%, or EUR 113.5m, to EUR 808.5m, can be attributed to the increased sales volumes in the Energy segment, as well as the higher primary energy prices. The decrease in the costs of other materials and expenses by 10.0%, to EUR 116.0m, is chiefly related to lower volumes in the project business.

The average number of employees in the EVN Group declined by 2.2% in the 1st half-year 2007/08, to 9,450 people. The increase in workforce numbers in Bulgaria related to the first-time consolidation of the

district heating plant EVN Bulgaria Toplofikatsia EAD, Plovdiv, Bulgaria, ("TEZ Plovdiv"), which was offset by a further reduction in employee headcount in Bulgaria and Macedonia. The number of employees in Austria rose by 4.0%, or 93 people, compared to the previous year's level. On balance, these developments as well as contractually stipulated wage increases in all segments mandated by collective agreements led to an increase in personnel expenses by 8.0%, or EUR 10.7m, to EUR 144.2m.

Due to the increased investment volume, depreciation and amortisation rose 8.5%, or EUR 7.1m, to EUR 91.4m. Other operating expenses climbed 15.4%, or EUR 9.9m, to EUR 74.5m, which is mainly related to higher write-offs of receivables in South East Europe.

The EBIT amounted to EUR 170.6m, a decrease of 0.7% in the 1st half of 2007/08 compared to the preceding year. Accordingly, the EBIT margin declined slightly from 13.7% to 12.5%. The EBIT of the Energy segment rose 7.8%, or EUR 12.4m, to EUR 172m, which is chiefly the result of weather conditions. The EBIT of the Environmental Services segment fell to EUR 1.8m from the previous level of EUR 16.7m in the 1st half-year 2006/07, which can be attributed to the completion of large projects and the corresponding discontinuation of their profit contributions.

The financial results of the EVN Group in the 1st half of the 2007/08 financial year declined significantly, posting a 17.0% decrease, or EUR 12.7m, to EUR 61.9m. Whereas income from investments from associates remained more or less stable, at EUR 94.0m, interest and other financial result amounted to –EUR 32.0m, compared to –EUR 20.6m in the peceding year. Higher interest income from non-current financial assets, related to leasing payments for the large projects in Moscow in the Environmental Services segment, could not compensate for the negative effects of share price losses resulting from the crisis on global financial markets.

As a consequence of these developments, the profit before income tax in the 1st half-year 2007/08 amounted to EUR 232.5m, a decline of 5.7% compared to the previous year. In contrast, despite higher minority interest, the Group net profit only fell by 0.8%, or EUR 1.4m, to EUR 187.4m, which can be attributed to the decrease in the income tax expense.

Revenue by region HY. 1
EUR m


1,000
900
800
700
600
500
400
300
200
100
0
851.3
324.8
76.6
914.3
404.7
46.0
2006/07
2007/08
Central and Eastern Europe
South East Europe
Austria

Consolidated cash flow statement

Despite a lower profit before income tax, the gross cash value in the 1st half of the 2007/08 financial year amounted to EUR 278.9m, slightly above the preceding year's level. This development is primarily related to increased depreciation and amortisation due to the higher level of investments, as well as a rise in non-cash items in the financial results. The rise in the net cash flow from operating activities was much more pronounced, climbing by EUR 72.7m, to EUR 177.5m, which is chiefly related to the comparatively low increase in working capital.

The net cash flow from investing activities was considerably higher than the previous year's level. This is mainly the result of a significant increase in ongoing investments, the acquisition of the shareholding in TEZ Plovdiv and the district heating company Fernwärme St. Pölten GmbH, St. Pölten, ("Fernwärme"), the raising of EVN's share for financing the project company constructing the power plant in Walsum, Germany, and the increase in EVN's indirect stake in RAG. These financing requirements were partly compensated by proceeds from the disposal of current financial assets. On balance, the net cash flow from investing activities in the 1st half of 2007/08 was –EUR 170.4m, a much higher outflow of funds than the –EUR 94.7m of the preceding year. The net cash flow from financing activities, which reflected the payment of the divi-

EBIT by segment HY. 1
EUR m


180
160
140
120
100
80
60
40
20
0
-20
159.6
16.7
-4.5
172.0
1.8
-3.3
2006/07
2007/08
Energy
Environmental Services
Strategic Investments and Other Business

Balance sheet structure
in %



100
90
80
70
60
50
40
30
20
10
0
17.5
82.5
13.5
38.4
48.1
14.7
85.3
13.1
37.5
49.4
30.9.2007
31.3.2008

- Current assets
- Non-current assets
- Current liabilities
- Non-current liabilities
- Equity

Structure of Investments HY. 1
in %



100
80
60
40
20
0
3.7
35.0
2.7
46.2
11.9
0.5
31.1
6.5
50.6
11.4
0.4
2006/07
2007/08

- Supply
- Networks
- Generation
- South East Europe
- Environmental Services
- Strategic Investments and Other Business

the dividends for the 2006/07 financial year to EVN AG shareholders as well as an increase in financial liabilities, amounted to –EUR 14.6m, compared to –EUR 15.4m in the preceding year.

On balance, the EVN Group posted a negative net change in cash and cash equivalents which amounted to –EUR 7.5m. Accordingly, cash and cash equivalents at the end of the period under review declined to EUR 46.9m. Taking account of the investments in current securities totalling EUR 219.3m (September 30, 2007: EUR 395.7m), the liquidity situation of the EVN Group continues to remain very stable.

Consolidated balance sheet

Since the last balance sheet date on September 30, 2007, the balance sheet total of the EVN Group rose by 6.7%, or EUR 417.2m, to EUR 6,679.1m. Current assets fell by 10.7%, whereas non-current assets rose 10.3%, to EUR 5,699.9m. As a result, non-current assets now comprise 85.3% of total assets, up from 82.5% at September 30, 2007. This is primarily related to higher investments in the Networks and South East Europe business units, the positive developments of companies included at equity, and the increase in value of the shareholding in Verbundgesellschaft.

The rise in intangible assets and property, plant and equipment was related to higher investments and additions due to acquisitions. The increase in these positions was reduced by higher depreciation and amortisation. On balance, net change was +EUR 0.1m. In terms of current assets, the seasonally-related increase in receivables from the Energy segment was compensated by a decrease in cash and cash equivalents and other receivables. All in all, current assets declined from EUR 1,095.9m on September 30, 2007 to EUR 979.2m.

The quarterly results and the change in valuation of the investment in Verbundgesellschaft without recognition through profit or loss led to an increase in the equity by 9.5%, or EUR 285.5m, to EUR 3,300.3, despite payment of the dividend to EVN AG shareholders for the 2006/07 financial year totalling EUR 61.3m. As a consequence, the equity ratio climbed from 48.1% as at September 30, 2007 to 49.4%. Taking account of the net debt of EUR 1,092.7m, the gearing of the EVN Group amounted to 33.1%, which continues to be well under the energy sector average.

During the period under review, non-current liabilities rose by 4.4%, to EUR 2,507.2m. This can be attributed to an increase in deferred tax liabilities due to the further rise in value of the shareholding in Verbundgesellschaft and to a slight increase in non-current loans and borrowings. In terms of current liabilities, the increase in taxes payable and current loans and borrowings was almost completely offset by a reduction of trade payables and current provisions. On balance, total current liabilities were EUR 871.6m, or 3.0% above the last balance sheet date on September 30, 2007.

Investments in intangible assets and property, plant and equipment nearly doubled to EUR 185.3m, during the period under review, an increase of EUR 99.4m compared to the preceding year. A total of EUR 93.8m was invested in the ongoing modernisation programme in South East Europe, focusing on upgrading and expanding electricity meters and network technologies. In the Networks business unit, the focus was on expanding the Lower Austrian electricity and gas distribution networks. Investments in the electricity distribution network involved the construction of several high voltage transmission lines. Investments in the gas distribution network related to a high pressure system to secure gas ducts. In addition, the high pressure natural gas network is being continually modernised, in order to be able to supply the required gas distribution volumes. Investments in the Environmental Services segment more than doubled from EUR 10.2m to EUR 21.1m, the majority of which was spent on construction of the third waste incineration line at the waste incineration plant in Dürnrohr.

Segment reporting

Segment activities

Business development – segment reporting

Segment	Business areas
Energy[1]	Generation, Networks, Energy Procurement and Supply[2] and South East Europe
Environmental Services	Water, Wastewater and Waste incineration
Strategic Investments and Other Business	Strategic and other investments and Group services

1) The four business areas also comprise the four business units of the segment.
2) Subsequently "Supply"

Energy segment

Key energy business indicators GWh	2007/08 HY. 1	2006/07 HY. 1	Change in %	2007/08 Q. 2	2006/07 Q. 2	Change in %
Electricity generation	2,623	2,078	26.3	1,138	831	36.8
Thereof thermal power	1,953	1,542	26.7	800	547	46.4
Thereof renewable energy	671	536	25.1	337	285	18.4
Distribution volumes						
Electricity	11,021	10,212	7.9	5,742	5,275	8.9
Thereof Austria	3,946	3,792	4.1	1,958	1,883	4.0
Thereof Bulgaria	4,281	3,853	11.1	2,367	2,082	13.6
Thereof Macedonia	2,794	2,566	8.9	1,418	1,309	8.3
Gas[1]	12,726	11,176	13.9	5,609	5,183	8.2
Supply volumes to end customers						
Electricity[2]	10,421	9,731	7.1	5,393	4,966	8.6
Gas	5,177	4,541	14.0	2,426	2,479	–2.2
Heating	806	693	16.3	400	361	10.8

1) Incl. network sales to EVN power stations
2) In Bulgaria and Macedonia, energy sales to end customers correspond at present to distribution volumes.

Revenue and earnings development	2007/08 HY. 1 EUR m	2006/07 HY. 1 EUR m	Change in %	2007/08 Q. 2 EUR m	2006/07 Q. 2 EUR m	Change in %
External revenue	**1,276.5**	**1,132.7**	**12.7**	**649.6**	**589.7**	**10.2**
Intra-Group revenue	6.9	4.7	46.8	3.4	2.1	63.6
Operating expenses	–1,027.6	–901.8	–14.0	–528.9	–461.4	–14.6
EBITDA	255.8	235.6	8.5	124,2	130.5	–4.8
Depreciation and amortisation	–83.7	–76.0	–10.2	–42.5	–38.1	–11.7
Results from operating activities (EBIT)	**172.0**	**159.6**	**7.8**	**81.6**	**92.4**	**–11.6**
EBIT margin (%)[1]	13.4	14.0	–0.6	12.5	15.6	–3.1
Financial results	–14.5	–10.4	40.0	–5.0	–5.8	–13.2
Profit before income tax	**157.5**	**149.3**	**5.5**	**76.6**	**86.6**	**–11.5**
Investments	163.5	75.4	–	58.7	38.2	53.9

1) Changes reported in percentage points

Electricity generation: +26.3%

In the 1st half of the 2007/08 financial year, EVN increased its generation of electricity by 26.3% compared to the level attained in the comparable period of the previous year, to 2,623 GWh. This development is chiefly related to the high spot market prices compared to last year. In addition, advantageous water flow conditions boosted the output of the hydroelectric plants. Consequently, the generation of electricity from renewable energy sources could be expanded by 25.1%, to 671 GWh.

Energy segment revenue: +12.7%

The external revenue of the Energy segment rose to EUR 1,276.5m, which is 12.7% above the previous year's level. This development is mainly related to the colder temperatures compared to the preceding year, as well as the price adjustments carried out for electricity and gas on December 1, 2006.

Electricity distribution volumes: +7.9%

Electricity distribution volumes of the EVN Group also climbed by 7.9%, to 11,021 GWh, which was due to the prevailing weather conditions. In Austria, electricity distribution volumes rose a moderate 4.1%, to 3,946 GWh, whereas electricity distribution volumes in Bulgaria were up 11.1%, to 4,281 GWh, and in Macedonia by 8.9%, to 2,794 GWh. The impact of weather conditions was even more pronounced in regards to gas distribution volumes, which climbed 13.9%, to 12,726 GWh.

Electricity sales volumes: +7.1%

The cooler temperatures were also reflected in the rise of electricity sales volumes supplied to end customers by the EVN Group to 10,421 GWh, an increase of 7.1% compared to the 1st half of 2006/07.

Coverage ratio from own electricity production: 25.2%

During the period under review, 25.2% of the total volume of electricity provided to end customers was generated in EVN's own power plants, up from 21.3% in the 1st half-year 2006/07. Not taking into account EVN's subsidiaries in Bulgaria and Macedonia, which do not possess any major power generating capacity, the coverage ratio is 78.4%, up from 62.7% in the previous year.

Gas sales volumes: +14.0%

Gas sales volumes generally react more strongly to weather conditions than electricity consumption. The gas volumes sold by EVN during the period under review amounted to 5,177 GWh, or 14.0% above the comparable period of the preceding year.

Heating sales volumes: +16.3%

Total heating sales volumes rose 16.3%, to 806 GWh. This development can be attributed to the colder temperatures, as well as the expansion of production facilities.

Generation business unit

Revenue and earnings development	2007/08 HY. 1 EUR m	2006/07 HY. 1 EUR m	Change in %	2007/08 Q. 2 EUR m	2006/07 Q. 2 EUR m	Change in %
Revenue	66.9	59.7	12.1	35.4	30.5	16.0
Results from operating activities (EBIT)	32.7	29.0	12.7	17.0	16.7	1.7
Profit before income tax	28.9	26.0	11.4	15.2	15.1	0.5
Investments	12.0	2.3	–	5.0	1.6	–

Revenue: +12.1%
EBIT: +12.7%

Revenue of the Generation business unit rose by 12.1%, to EUR 66.9m during the period under review, due to the higher level of electricity generation. The EBIT improved by only EUR 3.7m, to EUR 32.7m, primarily due to rises in the items other materials and expenses and depreciation and amortisation. Favourable water flow conditions at EVN's hydroelectric stations as well as lower expenses for planned power plant projects had a positive impact on earnings.

Networks business unit

Effective January 1, 2007, the Austrian regulatory authority imposed a mandatory reduction in gas network tariffs by an average of 4.0%. A new tariff rate appraisal carried out in January 2007 did not lead to any lowering of EVN's electricity network tariffs, due to the newly-launched incentive regulatory system. This incentive regulatory system for the electricity business was extended to gas network tariffs effective February 1, 2008. On the basis of the new regulations, households with an average annual consumption of 15,000 KWh will be subject to a reduction of gas network tariffs of about 2.0%.

Revenue and earnings development	2007/08 HY. 1 EUR m	2006/07 HY. 1 EUR m	Change in %	2007/08 Q. 2 EUR m	2006/07 Q. 2 EUR m	Change in %
Revenue	265.3	256.3	3.5	129.9	126.7	2.5
Results from operating activities (EBIT)	57.7	66.4	–13.1	–17.4	26.1	–33.4
Profit before income tax	50.5	61.3	–17.6	13.8	23.5	–41.1
Investments	57.6	30.1	91.1	34.4	14.9	–

Revenue: +3.5%
EBIT: –13.1%

Due to the increase in electricity distribution volumes by 4.1% and in gas distribution volumes of 13.9%, total revenue of EVN's Networks business unit climbed by 6.9%, or EUR 14.3m, to EUR 219.9m, despite the network tariff reductions.

Based on lower revenues from cable TV and telecommunications services as well as declining proceeds from customer projects, the Networks business unit as a whole achieved an increase in revenue in the 1st half-year 2007/08 of 3.5%, or EUR 9.0m, to EUR 265.3m.

In contrast, the EBIT declined by 13.1%, or EUR 8.7m, to EUR 57.7m, which is chiefly related to higher personnel expenses and expenses for maintenance as well as depreciation and amortisation.

Supply business unit

Revenue and earnings development	2007/08 HY. 1 EUR m	2006/07 HY. 1 EUR m	Change in %	2007/08 Q. 2 EUR m	2006/07 Q. 2 EUR m	Change in %
Revenue	641.3	579.7	10.6	307.2	304.9	0.8
Results from operating activities (EBIT)	80.9	68.6	18.0	34.6	44.3	–22.0
Profit before income tax	88.4	75.1	17.8	39.0	48.8	–20.2
Investments	0.1	3.2	–97.7	0.1	1.1	–93.2

Revenue: +10.6%
EBIT: +18.0%

In the 1st half of 2007/08, the Supply business unit generated total revenue of EUR 641.3m, which represents an increase of 10.6%, or EUR 61.7m, above the previous year's level. In addition to the considerable weather-related increases in electricity and gas sales volumes, the improvement of the business unit's revenues is primarily due to the price adjustments carried out on December 1, 2006, as a response to higher primary energy prices, and increased energy costs for green electricity.

As a consequence of the increase in the item Electricity purchases and primary energy expenses along with higher personnel expenses and higher depreciation and amortisation, the EBIT improved by 18.0%, to EUR 80.9m.

South East Europe business unit

Following the successful conclusion of the acquisition effective December 14, 2007, the Bulgarian district heating plant TEZ Plovdiv is included in this business unit.

Revenue and earnings development	2007/08 HY. 1 EUR m	2006/07 HY. 1 EUR m	Change in %	2007/08 Q. 2 EUR m	2006/07 Q. 2 EUR m	Change in %
Revenue	404.7	324.8	24.6	221.1	171.4	29.0
Results from operating activities (EBIT)	0.7	–4.4	–	12.6	5.2	–
Profit before income tax	–10.3	–13.1	21.0	8.7	–0.8	–
Investments	93.8	39.7	–	19.3	20.7	–6.8

Revenue: +EUR 79.9m
EBIT: +EUR 5.1m

The South East Europe business unit posted a revenue increase of 24.6% during the period under review, to EUR 404.7m. This was based on an increase in electricity sales volumes totalling 11.1% in Bulgaria and 8.9% in Macedonia, as well as slight price increases carried out in Bulgaria in July 2007, and in Macedonia in April 2007.

Improvements were achieved in the operating activities of the EVN Group in Macedonia and Bulgaria. However, in Bulgaria, the higher electricity sales volumes could not compensate for higher weather-related network losses, as well as the negative effects of the unfavourable tariff rate decisions made by the Bulgarian regulatory authority on July 1, 2007 and increased expenses related to other operating areas. On balance, the South East Europe business unit posted an improved EBIT, which climbed by EUR 5.1m, to EUR 0.7m.

Environmental Services segment

Revenue and earnings development	2007/08 HY. 1 EUR m	2006/07 HY. 1 EUR m	Change in %	2007/08 Q. 2 EUR m	2006/07 Q. 2 EUR m	Change in %
External revenue	**75.8**	**106.6**	**–28.9**	**40.4**	**43.2**	**–6.4**
Intra-Group revenue	4.4	4.7	–6.6	2.2	2.4	–9.2
Operating expenses	–71.3	–87.0	18.1	–40.2	–34.0	–18.1
EBITDA	8.9	24.3	–63.4	2.4	11.6	–79.0
Depreciation and amortisation	–7.1	–7.6	7.1	–3.7	–3.8	4.0
Results from operating activities (EBIT)	**1.8**	**16.7**	**–89.1**	**–1.2**	**7.8**	–
EBIT margin (%)[1]	2.3	15.0	–12.7	–2.9	17.0	–19.9
Financial results	6,1	2.9	–	3.2	3.5	7.8
Profit before income tax	**7.9**	**19.6**	**–59.8**	**2.0**	**11.2**	**–82.5**
Investments	21.1	10.2	–	15.1	5.3	–

1) Changes reported in percentage points

Waste incineration

The waste incineration installation for the Russian capital of Moscow commenced operations on December 15, 2007. As of March 31, 2008, the facility had thermally incinerated 78,500t of household waste. Construction of the third waste incineration line at the waste incineration facility in Dürnrohr is proceeding on schedule.

Following an international tender, WTE won a contract in April 2008 to construct and operate a sodium hypochlorite production facility for the City of Moscow. The plant is designed to apply state-of-the-art technologies to manufacture 50,000 m^3 per year of sodium hypochlorite, which will be used to replace chlorine gas for drinking water purification purposes. The project is being implemented within the context of a BOOT model, which involves not only planning and construction of the facility, but also financing of the total investment volume of EUR 178m and operation of the plant for a ten-year period.

BOOT model: construction of a sodium hypochlorite facility in Moscow

At the end of February 2008, WTE won the bidding for the right to build the second combined cycle heat and power cogeneration plant for Moscow. WTE will build a combined cycle heat and power plant, including an integrated sludge dewatering facility, on the premises of the Ljuberzy wastewater treatment installation, located southeast of Moscow. The primary energy source will be the biogas derived from the sludge of the wastewater treatment plant. WTE will be responsible for the operational management of the biogas plant for a period of 15 years, with an option of up to 49 years. The contractual partners are the City of Moscow and Moswodokanal, the national company for water and wastewater. The total investment volume amounts to EUR 66m. WTE is constructing its first combined cycle heat and power plant to generate biogas at the Kurjanovo site in Moscow, which is expected to be put into operation by the end of 2008.

2nd combined cycle heat and power plant for Moscow

On January 30, 2008, WTE as a member of an international consortium signed an agreement to modernise and expand the Czajka wastewater treatment plant in the Polish capital city of Warsaw. The capacity of 450,000 m^3 per day corresponds to 2.1m population equivalents, transforming it into Poland's largest wastewater treatment plant. Construction is expected to begin in August 2008, enabling transfer of the plant in December 2010. WTE's share in the total investments amounts to EUR 80m.

Construction of wastewater purification plants in Warsaw and Istanbul

As the leader of a consortium, WTE is building the Ataköy municipal wastewater treatment installation on behalf of Istanbul's water administration authority. Total investment volume amounts to more than EUR 100m, of which WTE's share is about half the contract value. Construction is proceeding on schedule.

Considerable progress was made towards finishing construction of a turn-key wastewater treatment plant in Kohtla-Järve, Estonia, including sludge pasteurisation. All new equipment in the facility will be operated and monitored automatically. The facility was handed over to the customer at the end of April 2008. At present, the old installation is being dismantled, in order to enable construction of the third activated sludge tank and its integration into the wastewater purification process. The total investment volume amounts to EUR 23.8m.

Completed projects

The newly-built addition to the wastewater treatment plant in Kaunas, Lithuania, which enables complete biological wastewater purification, was successfully put into operation. Further measures will be taken to modernise the plant, in order to replace and upgrade the existing plant components and integrate them into the overall wastewater purification process.

Contracts for additional large projects are expected to be concluded in the near future. The main target markets are Poland, Lithuania and Cyprus.

New projects

In the 1st half of the 2007/08 financial year, total revenue in the Environmental Services segment declined by EUR 30.8m, to EUR 75.8m. The completion of the large waste incineration facility in Moscow was only partially offset by the start of various new smaller projects. The EBIT fell by EUR 14.9m, to EUR 1.8m.

Revenue: –EUR 30.8m
EBIT: –EUR 14.9m

In contrast, the profit before income tax only decreased by EUR 11.7m, to EUR 7.9m. This development is chiefly related to the improvement of the financial results in this segment, as a consequence of higher interest income derived from leasing payments for the completed drinking water facility in Moscow on the one hand and the Moscow waste incineration facility on the other hand, which more than compensated for the lower profit contributions from the wastewater treatment plant in Zagreb.

Strategic Investments and Other Business segment

The profit before income tax of the Strategic Investments and Other Business segment amounted to EUR 72.5m, a decline of 8.9%, or EUR 7.0m, compared to the 1st half of 2006/07. This is primarily related to a decrease in the financial results, which in comparison to the preceding year declined as a consequence of lower gains from financial investments in securities and current financial assets. This can be attributed to the downward development of financial markets caused by the subprime mortgage crisis.

Revenue and earnings development	**2007/08 HY. 1 EUR m**	2006/07 HY. 1 EUR m	Change in %	**2007/08 Q. 2 EUR m**	2006/07 Q. 2 EUR m	Change in %
External revenue	**12.7**	**13.3**	**–4.4**	**7.3**	**7.5**	**–3.3**
Intra-Group revenue	29.5	24.8	19.1	13.5	14.7	–7.8
Operating expenses	–44.6	–41.6	–7.2	–22.1	–25.4	13.3
EBITDA	–2.3	–3.5	33.6	–1.2	–3.2	61.9
Depreciation and amortisation	–0.9	–1.0	4.8	–0.5	–0.5	–13.9
Results from operating activities (EBIT)	**–3.3**	**–4.5**	**27.3**	**–1.8**	**–3.7**	**52.5**
EBIT margin (%)[1]	–7.7	–11.8	4.1	–8.4	–16.6	–8.2
Financial results	75.7	84.0	–9.8	56.2	52.1	8.0
Profit before income tax	**72.5**	**79.5**	**–8.9**	**54.5**	**48.4**	**12.6**
Investments	0.7	0.5	46.3	0.4	0.4	0.3

1) Changes reported in percentage points

Interim report pursuant to IAS 34

Consolidated balance sheet	31.3.2008 EUR m	30.9.2007 EUR m	Change in %
Assets			
Non-current assets			
Intangible assets	369.1	327.9	12.6
Property, plant and equipment	2,257.1	2,149.1	5.0
Companies included at equity	684.0	460.3	48.6
Other financial assets	1,798.5	1,613.4	11.5
Other non-current assets	591.3	615.3	–3.9
	5,699.9	**5,166.0**	**10.3**
Current assets			
Inventories	91.3	84.1	8.6
Current receivables and other current assets	582.5	539.9	7.9
Cash and cash equivalents	305.4	471.9	–35.3
	979.2	**1,095.9**	**–10.7**
Total assets	**6,679.1**	**6,261.9**	**6.7**
Equity and liabilities			
Equity			
Share capital	300.0	99.1	–
Share premium	108.4	309.4	–65.0
Retained earnings	1,551.6	1,425.6	8.8
Valuation reserve according to IFRS 3	7.1	7.1	–
Valuation reserve according to IAS 39	1,086.3	946.0	14.8
Currency translation reserve	0.4	1.1	–61.7
EVN AG shareholders	3,053.8	2,788.0	9.5
Minority interest	246.6	226.7	8.7
	3,300.3	**3,014.7**	**9.5**
Non-current liabilities			
Non-current loans and borrowings	1,234.0	1,172.6	5.2
Deferred tax liabilities	437.2	399.8	9.4
Non-current provisions	447.6	457.1	–2.1
Deferred income from network subsidies	333.9	324.0	3.0
Other non-current liabilities	54.6	47.0	16.3
	2,507.2	**2,400.6**	**4.4**
Current liabilities			
Current loans and borrowings	270.9	247.2	9.6
Taxes payable	115.9	58.9	96.8
Trade payables	276.8	298.0	–7,1
Current provisions	84.3	93.0	–9.3
Other current liabilities	123.7	149.6	–17.3
	871.6	**846.6**	**3.0**
Total equity and liabilities	**6,679.1**	**6,261.9**	**6.7**

Condensed consolidated income statement	2007/08 HY. 1 EUR m	2006/07 HY. 1 EUR m	Change in %	2007/08 Q. 2 EUR m	2006/07 Q. 2 EUR m	Change in %
Energy revenue	1,276.5	1,132.7	12.7	649.6	589.6	10.2
Environmental Services revenue	75.8	106.6	–28.9	40.4	43.2	–6.4
Strategic Investments and Other Business revenue	12.7	13.3	–4.4	7.3	7.5	–3.3
Total revenue	**1,365.0**	**1,252.7**	**9.0**	**697.3**	**640.5**	**8.9**
Change in work in progress and own work capitalised	10.5	3.2	–	3.9	1.3	–
Other operating income	29.8	22.3	33.5	13.5	11.7	15.4
Electricity purchases and primary energy expenses	–808.5	–695.1	–16.3	–415.2	–357.3	–16.2
Other materials and expenses	–116.0	–128.9	10.0	–64.3	–53.4	–20.4
Personnel expenses	–144.2	–133.6	–8.0	–73.3	–67.8	–8.0
Depreciation and amortisation	–91.4	–84.3	–8.5	–46.6	–42.2	–10.3
Other operating expenses	–74.5	–64.6	–15.4	–36.8	–36.3	–1.4
Results from operating activities (EBIT)	**170.6**	**171.9**	**–0.7**	**78.6**	**96.5**	**–18.5**
Income from investments in associates	94.0	95.2	–1.3	70.6	66.5	6.1
Interest and other financial result	–32.0	–20.6	–55.6	–19.6	–16.7	–17.4
Financial results	**61.9**	**74.6**	**–17.0**	**50.9**	**49.8**	**2.3**
Profit before income tax	**232.5**	**246.5**	**–5.7**	**129.6**	**146.2**	**–11.4**
Income tax expense	–23.7	–38.4	38.3	–4.5	–18.6	75.7
Net profit for the period	**208.9**	**208.1**	**0.4**	**125.1**	**127.7**	**–2.0**
Thereof Minority interest	21.4	19.2	11.7	15.2	12.2	24.8
Thereof EVN AG shareholders (Group net profit)	187.4	188.9	–0.8	109.9	115.5	–4.9
Earnings per share[1] EUR	**4.58**	**4.62**	**–0.8**	**2.69**	**2.82**	**–4.9**

1) There is no difference between basic and diluted earnings per share.

Condensed consolidated cash flow statement	2007/08 HY. 1 EUR m	2006/07 HY. 1 EUR m	Change in %
Profit before income tax	232.5	246,5	–5.7
Non-cash items	46.4	22.3	–
Gross cash value	**287.9**	**268.7**	**3.8**
Net cash flow from operating activities	**177.5**	**104.8**	**69.4**
Net cash flow from investing activities	**–170.4**	**–94.7**	**–80.0**
Net cash flow from financing activities	**–14.6**	**–15.4**	**5.4**
Net change in cash and cash equivalents	**–7.5**	**–5.3**	**–41.1**
Cash and cash equivalents at the beginning of the period	**54.4**	**76.8**	**–29.2**
Cash and cash equivalents at the end of the period	**46.9**	**71.5**	**–34.4**

Changes in consolidated equity statement HY. 1 2006/07 EUR m	EVN AG shareholders	Minority interest	Total
Balance on 30.9.2006	**2,523.3**	**232.7**	**2,756.0**
Valuation gains/losses on financial instruments	–132.1	–	–132.1
Currency translation adjustment	–0.3	–	–0.3
Proportional share of changes to companies included at equity	1.4	–0.5	0.9
After tax gains (+) or losses (–) recognised directly in equity	**–131.0**	**–0.5**	**–131.5**
Net profit for the period 2006/07	188.9	19.2	208.1
Total result for the period	**57.9**	**18.7**	**76.6**
Dividends 2005/06	–57.2	–1.6	–58.8
Business combination of fully-consolidated companies	–	–2.0	–2.0
Balance on 31.3.2007	**2,523.9**	**247.8**	**2,771.7**

Changes in consolidated equity statement HY. 1 2007/08 EUR m	EVN AG shareholders	Minority interest	Total
Balance on 30.9.2007	**2,788.0**	**226.7**	**3,014.7**
Capital increase[1]	–	–	–
Valuation gains/losses on financial instruments	142.2	–	142.2
Currency translation adjustment	–0.7	–	–0.7
Proportional share of changes to companies included at equity	–1.9	–	–1.9
After tax gains (+) or losses (–) recognised directly in equity	**139.6**	**–**	**139.6**
Net profit for the period 2007/08	187.4	21.4	208.9
Total results for the period	**327.1**	**21.4**	**348.5**
Dividends 2006/07	–61.3	–1.6	–62.9
Balance on 31.3.2008	**3,053.8**	**246.6**	**3,300.3**

1) Within the context of the capital increase, a portion of the non-appropriated capital reserves will be transferred to the share capital. Accordingly, the capital increase does not impact the total amount of equity, but only its structure.

Segment reporting by business areas	Energy		Environmental Services		Strategic Investments and Other Business		Consolidation		Total	
EUR m	**2007/08 HY. 1**	2006/07 HY. 1	**2007/08 HY. 1**	2006/07 HY. 1	**2007/08 HY. 1**	2006/07 HY. 1	**2007/08 HY. 1**	2006/07 HY. 1	**2007/08 HY. 1**	2006/07 HY. 1
External revenue	**1,276.5**	**1,132.7**	**75.8**	**106.6**	**12.7**	**13.3**	**–**	**–**	**1,365.0**	**1,252.7**
Intra-Group revenue	6.9	4.7	4.4	4.7	29.5	24.8	–40.8	–34.2	–	–
Operating expenses	–1,027.6	–901.8	–71.3	–87.0	–44.6	–41.6	40.5	33.9	–1,103.0	–996.5
EBITDA	**255.8**	**235.6**	**8.9**	**24.3**	**–2.3**	**–3.5**	**–0.3**	**–0.3**	**262.0**	**256.1**
Depreciation and amortisation	–83.7	–76.0	–7.1	–7.6	–0.9	–1.0	0.3	0.3	–91.4	–84.3
Results from operating activities (EBIT)	**172.0**	**159.6**	**1.8**	**16.7**	**–3.3**	**–4.5**	**–**	**–**	**170.6**	**171.9**
EBIT margin (%)	13.4	14.0	2.3	15.0	–7.7	–11.8	–	–	12.5	13.7
Financial results	–14.5	–10.4	6.1	2.9	75.7	84.0	–5.3	–1.9	61.9	74.6
Profit before income tax	**157.5**	**149.3**	**7.9**	**19.6**	**72.5**	**79.5**	**–5.3**	**–1.9**	**232.5**	**246.5**
Investments[1)]	**163.5**	**75.4**	**21.1**	**10.2**	**0.7**	**0.5**	**–**	**–**	**185.3**	**86.0**

1) In intangible assets and property, plant and equipment

Segment reporting by region	Austria		South East Europe		Central and Eastern Europe		Total	
EUR m	**2007/08 HY. 1**	2006/07 HY. 1	**2007/08 HY. 1**	2006/07 HY. 1	**2007/08 HY. 1**	2006/07 HY. 1	**2007/08 HY. 1**	2006/07 HY. 1
Revenue	914.3	851.3	404.7	324.8	46.0	76.6	1,365.0	1,252.7
Results from operating activities (EBIT)	174.7	167.5	0.7	–4.4	–4.8	8.8	170.6	171.9
Investments[1)]	88.7	42.9	93.8	39.7	2.8	3.4	185.3	86.0

1) In intangible assets and property, plant and equipment

Selected notes to the interim report

Basis of preparation

Reporting in accordance with the International Financial Reporting Standards (IFRS)
The interim financial statements of EVN AG for the interim reporting period ending March 31, 2008 were prepared in accordance with the current guidelines set forth in the International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), in particular the guidelines contained in IAS 34 Interim Financial Reporting. The relevant interpretations (IFRIC/SIC) were also taken into account. For more detailed information on the IFRS used here, readers are referred to the consolidated annual financial statements for the EVN Group for the financial year ending September 30, 2007, which are the basis for this interim report.

The EVN Group has exercised the option as stipulated in IAS 34 to present condensed notes. Accordingly, this interim report contains condensed reporting, pursuant to IAS 34, as well as selected information and details pertaining to the period under review. For this reason, it should be read together with the Annual Report 2006/07 of the EVN Group applying to the balance sheet date of September 30, 2007. Unless otherwise mentioned, all amounts in the commentaries and in the overviews presented in the charts are generally shown in thousands of euros (TEUR). Immaterial mathematical differences may arise from the rounding of individual items or percentage rates.

The quarterly reports of the companies included in the consolidated financial statements are prepared on the basis of uniform accounting policies. The accounting and valuation methods are essentially the same as those applied as at September 30, 2007. For more detailed information on the IFRS used, readers are referred to the consolidated annual financial statements for the EVN Group for the financial year ending September 30, 2007.

Review
The interim report has not been subject to an external review and is thus unaudited.

Seasonally-related effects on business operations
In particular, the Energy segment is subject to weather-related fluctuations in power generation and sales. Due to this dependence of the energy business on prevailing weather conditions, lower revenue and earnings are generally achieved in the 2nd half of the financial year. The Environmental Services segment is also subject to seasonal effects. The construction of many large projects is usually scheduled for the spring due to weather conditions. For this reason, the first two quarters of the financial year normally generate lower revenues than the 2nd half. Accordingly, business in the Environmental Services segment serves to principally counteract the seasonal nature of business in the Energy segment. However, the volatile nature of large construction projects results in fluctuations in revenue and earnings, which depend on the progress being made in the particular projects.

Consolidation

Consolidation methods
The consolidation range is established in accordance with the requirements contained in IAS 27. Accordingly, including the parent company EVN AG, a total of 24 domestic and 24 foreign subsidiaries that are subject to the legal and factual control of EVN were fully consolidated. The consolidation of joint venture companies is carried out on a proportionate basis. Associated companies are included at equity. Subsidiaries, joint venture companies or associated companies consolidated at equity are not consolidated if their influence on the assets, liabilities, financial position and profit and loss is considered to be immaterial, either individually or in total.

Changes in the consolidation range

The changes in the consolidation range in the 1st half of 2007/08 relate to the already in the 1st quarter of 2007/08 fully consolidated companies EVN Projektmanagement GmbH, Maria Enzersdorf, ("EVN PM"), and EVN Bulgaria Toplofikatsia EAD, Plovdiv, Bulgaria, ("TEZ Plovdiv"), as well as the district heating company Fernwärme St. Pölten GmbH, St. Pölten, ("Fernwärme"), included at equity as of the 2nd quarter 2007/08.

Changes in the consolidation range	Full consolidation	Proportionate consolidation	Equity method	Total
30.9.2007	46	4	12	62
Start-ups/initial consolidation	2	–	1	3
31.3.2008	48	4	13	65
Thereof foreign companies	24	–	3	27

EVN PM, in which EVN has a 100% shareholding, was set up in October 2007 to construct a pyrolysis facility for the gasification of biomass at the coal-fired power plant in Dürnrohr. In December 2007, the EVN Group acquired TEZ Plovdiv, Bulgaria's second largest district heating plant. TEZ Plovdiv operates a total of five heat generation facilities, with a total heat generation capacity of 1,259 MW thermally and 85 MW electrically. The purchase price, including ancillary acquisitions costs, amounted to EUR 35.2m. The evaluation of the value of the property, plant and equipment has not yet been concluded. For this reason, it has been determined that this business combination and the related initial consolidation have the following preliminary effects on the consolidated balance sheet:

Impact of the business combination[1] TEUR	2007/08
Non-current assets	22,567.6
Current assets	6,319.2
	28,886.9
Equity	15,695.4
Non-current liabilities	3,001.8
Current liabilities	10,189.7
	28,886.9

1) There were no acquisitions carried out in the 1st half-year 2006/07.

In the 2nd quarter 2007/08, the EVN Group acquired a 49% shareholding in Fernwärme, which bundles the district heating activities spun off from the municipal utility company of St. Pölten. The company is included at equity in the consolidated financial statements.

The privatisation agreement concluded in connection with the acquisition of the two Bulgarian electricity supply companies in the 2004/05 financial year included a provision for the acquisition of the electricity distribution assets of the locally operating company Sunny Beach AD, in which the Republic of Bulgaria owns a qualified majority, by EVN or Bulgarian electricity distribution companies. Following the expiration of the original deadline set for the 2004/05 financial year, this transfer of assets has not yet taken place. Subsequently, EVN AG has filed for suit with an arbitration court to ensure compliance with the contractual obligations. With respect to this matter, EVN reached an agreement with the Republic of Bulgaria in October 2007, and the electricity distribution assets have been transferred to the Bulgarian network

company EVN Bulgaria EP AD. As a result, the acquisition cost and hence the good-will were retroactively increased by TEUR 14,128.8.

Notes on the consolidated balance sheet

The 79th Annual General Meeting of the EVN AG shareholders resolved to increase the capital stock of the corporation by TEUR 200,930.6, from TEUR 99,069.4 to TEUR 300,000.0. This increase in the share capital was carried out by converting a part of the non-appropriated capital reserves, without issuing new shares. The Annual General Meeting of EVN AG also approved the proposal of the Executive Board and the Supervisory Board to distribute a dividend amounting to EUR 1.50 per share for the 2006/07 financial year. This represents a total dividend payout of TEUR 61,322.2 to EVN AG shareholders, an increase of 7.1% compared to the dividend for the preceding financial year. Ex-dividend day was January 22, 2008, whereas the payment date was set on January 28, 2008. Non-current financial liabilities encompassed the ongoing, scheduled repayment of all loans and borrowings in connection with financing the capacity expansion of the waste incineration plant in Dürnrohr, and the investment programme being implemented in Bulgaria.

Notes on the consolidated income statement

The earnings per share are calculated by dividing Group net profit (Net profit for the period excluding minority interest) by the weighted number of ordinary shares outstanding at the closing balance sheet date. There is no difference between basic earnings per share and diluted earnings per share, which amounted to EUR 4.58 at the balance sheet date.

Notes on the consolidated cash flow statement

Consolidated cash flow statement

Dividends received, interest income and interest expense are allocated to current business activities. In the 1st half of 2007/08, cash flows from dividends totalled TEUR 46,226.2 (previous year: TEUR 44,482.4). Interest received amounted to TEUR 25,774.2 (previous year: TEUR 11,236.1), whereas interest paid totalled TEUR 42,186.1 (previous year: TEUR 38,092.5). The effects of the business combination were eliminated, and reported under net cash flow from investing activities. These effects amounted to TEUR 35,021.3 (previous year: TEUR 0.0). Dividend payments to EVN AG shareholders of TEUR 61,322.1 (previous year: TEUR 57,234.0) are reported under cash flow from financing activities.

Other information

Business transactions with related companies and individuals

Related companies and individuals include the main shareholders, NÖ Landes-Beteiligungsholding GmbH, Sankt Pölten, and EnBW Energie Baden-Württemberg AG, Karlsruhe, Germany, ("EnBW"), the members of the EVN Executive Board and Supervisory Board as well as associated companies included at equity. On January 17, 2008, the Annual General Meeting elected Hans-Peter Villis, the Chairman of EnBW, the second largest shareholder of EVN AG, to serve as a member of EVN's Supervisory Board effective January 18, 2008. His term of office will end at the beginning of 2011. Mr. Villis replaces Amir Ghoreishi, former Chairman of the Executive Board of EnBW. Except for this agreement, the range of related companies and individuals remains unchanged since the previous consolidated financial statements of the EVN Group.

Within the context of its everyday business operations, EVN has concluded supply and service contracts with numerous companies, which also include associated companies consolidated at equity in the consolidated financial statements of the EVN Group. In the 1st half of the 2007/08 financial year, significant transactions were concluded with e&t Energie Handelsgesellschaft m.b.H, Vienna, for the sale and sourcing of electricity, and with EconGas GmbH, Vienna, in connection with the sourcing of natural gas. The transactions with all associated companies included at equity are comprised of the following:

Transactions with associated companies included at equity TEUR	2007/08 HY. 1	2006/07 HY. 1
Revenue	165,633.8	160,653.2
Cost of services	375,381.2	332,870.1
Trade accounts receivable	53,512.1	69,340.0[1]
Obligations from outstanding invoices	2,549.7	15,469.7[1]

1) Value as at September 30, 2007

Other obligations and risks

Other obligations and risks rose by TEUR 303,710.3 compared to the last balance sheet date on September 30, 2007, to TEUR 1,192,656.8. This increase primarily relates to the higher value of comfort letters in connection with the optimisation of electricity purchases and trading activities of e&t Energie Handelsgesellschaft m.b.H., Vienna, and the guarantee in connection with the construction of a coal-fired power plant in Walsum, Germany.

Significant events after the balance sheet date

The following significant events requiring disclosure took place between the balance sheet date on March 31, 2008, and the publication of this interim report on May 28, 2008:

Effective April 17, 2008, the stock split by a ratio of 4 for 1 as approved by the 79th Annual General Meeting of the shareholders of the EVN AG held on January 17, 2008 was carried out on the Vienna Stock Exchange. As of this day, EVN shareholders received three additional non-par value bearer shares for every non-par value bearer share in his or her possession. For this reason, the price of the EVN share was a quarter of its previous value. The number of shares was increased by 122,644,365 non-par value bearer shares, from 40,881,455 shares to 163,525,820 non-par value bearer shares. Accordingly, earnings per share change. If the stock split had been carried out before the due date March 31, 2008, earnings per share would have amounted to EUR 1.15 on March 31, 2008.

The 3.25% CHF obligation reported under current loans and borrowings (1998–2008, nominal value of CHF 184m) was redeemed on April 8, 2008.

Statement by the Executive Board pursuant to § 82 Sect 4 Z 3 Austrian Stock Corporation Act

The Executive Board of EVN AG certifies, to the best of its knowledge, that these unaudited half-year interim financial statements for the 1st half of the 2007/08 financial year have been prepared in accordance with the International Financial Reporting Standards as adopted by the EU, and present a fair and accurate picture of the profit, asset and financial position of the EVN Group.

Maria Enzersdorf, May 28, 2008
EVN AG
The Executive Board

Burkhard Hofer
Spokesman of the Executive Board

Peter Layr
Member of the Executive Board

Herbert Pöttschacher
Member of the Executive Board

The EVN share

The financial crisis influences the real economy

The turbulences on international stock markets, arising as a result of the mortgage and financial crisis in the USA, continued uninterruptedly in the period October 2007 to March 2008. In the meantime, the effects on the real economy in the USA have been perceptible, leading the U.S. Federal Reserve to further slash interest rates in the 1st quarter of 2008. Following the seventh interest rate reduction within a two-year period, the prime rate of the U.S. Federal Reserve was 2.00%, or 325 basis points lower than in June 2007. In contrast, the European Central Bank did not cut interest rates in the eurozone, pointing to the threat of inflation.

These diverging interest rate policies also had an impact on share price developments on international stock exchanges. Whereas the U.S. Dow Jones Index lost 11.8% in value during the period under review, the German DAX showed an even more dramatic loss of 16.9%. The Japanese Nikkei share index suffered the most, registering a decline of 25.4%.

Negative stock market environment

The ATX benchmark index of the Vienna Stock Exchange was also not immune to the effects of this negative development, losing 16.8% in value during the period under review. The Dow Jones Euro Stoxx Utilities index, which is relevant to EVN, posted a decline of 9.4%.

As of the end of March 2008, the EVN share was traded at a share price of EUR 80.49, a loss in value of 11.1% since September 2007, representing a market capitalisation of EUR 3.3 bn. The performance of the EVN share was slightly better than the Vienna Stock Exchange as a whole, and basically in accordance with the average in the energy sector. Daily turnover in EVN shares on the Vienna Stock Exchange remained stable, at an average of 20,060 shares (counted once). Total trading volume of EVN shares on the Vienna Stock Exchange was EUR 218m (counted once) in the 1st half 2007/08, or 0.49% of total Vienna Stock Exchange trading volume. The weighting of the EVN share in the ATX Prime was 1.21% at the end of March 2008.

EVN share price – relative development


140
130
120
110
100
90
%
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
2.10.2006
2007
2008
EVN closing price
ATX
ATX Prime
Dow Jones Euro Stoxx Utilities

EVN share – index weighting	29.3.2008
ATX Prime	1.21%
WBI (Vienna Stock Exchange Index)	2.37%

EVN share – performance		2007/08 HY. 1	2006/07 HY. 1	2004/05 HY. 1
Share price at the end of March	EUR	80.49	84.74	83.75
Highest price	EUR	93.50	95.49	86.00
Lowest price	EUR	75.40	81.51	65.20
Value of shares traded[1]	EUR m	218	476	431
Average daily turnover[1]	Shares	20,060	21,900	22,678
Share of total turnover[1]	%	0.49	0.62	0.85
Market capitalisation at the end of March	EUR m	3,290	3,464	3,424

1) Vienna Stock Exchange, counted once

Share buy-back

The Annual General Meeting of the shareholders of the EVN Group, held on January 17, 2008, authorised the EVN Executive Board to acquire non-par value bearer shares corresponding to a maximum of 10% of the share capital of the EVN Group during a period lasting 18 months, commencing on the day in which the resolution was adopted, and to call in all the shares acquired within the context of this share buy-back programme without any further resolutions required by the Annual General Meeting.

Shareholder structure

In the 1st half-year 2007/2008, the shareholder structure of EVN remained unchanged. 51% of the shares are owned by NÖ Landes-Beteiligungsholding GmbH, St. Pölten. The second largest shareholder is EnBW with a stake of >35%. The remaining shares (<14%) are in free float.

Financial calendar 2007/08[1]

Results Q. 1 – Q. 3 2007/08	August 28, 2008
Annual results 2007/08	December 11, 2008

1) Preliminary

EVN share – basic information

Share capital[1]	EUR 300,000,000.00
Denomination[1]	40,881,455 zero par value shares
ISIN security code number	AT0000741053
Tickers	EVNV.VI (Reuters); EVN AV (Bloomberg); AT; EVN (Dow Jones); EVNVY (ADR)
Stock exchange listing	Vienna
ADR programme; depositary[1]	Sponsored level one ADR program (5 ADR = 1 share); Bank of New York
Ratings	A1, stable (Moody's); A, negative (Standard & Poor's)

1) The 79th Annual General Meeting of the shareholders of the EVN Group held on January 17, 2008 resolved to increase the capital stock of the corporation by implementing a capital increase, and to carry out a stock split by a ratio of 4 for 1. The capital increase has already been carried out in the 2nd quarter, while the stock split took place on the Vienna Stock Exchange on April 17, 2008. Accordingly, at this time the number of shares was increased by 122,644,365, from 40,881,455 shares to 163,525,820 zero par value shares. The ratio of ADR/share remained unchanged.

Rating

Effective February 3, 2008, the rating agency Standard & Poor's changed its rating of EVN from "stable" to "negative". Moody's remained by its rating of "stable".

EVN AG

EVN Platz
A-2344 Maria Enzersdorf
Phone +43 2236 200-0
Fax +43 2236 200-2030

Investor Relations
Klára Székffy
Phone +43 2236 200-12745
Fax +43 2236 200-82745
investor.relations@evn.at

Information on the Internet
www.evn.at
www.investor.evn.at
www.responsibility.evn.at

Online letter to shareholders
http://financialreports.evn.at/2007-08/ir/2

greenprint*
carbon neutral printed

This report was printed on environment-friendly paper containing a minimum of 50% FSC accredited pulp. Production took place using power derived from renewable sources in line with the strict greenprint ecological directives. The CO_2 emissions from paper and printing production were neutralised by the purchase of Gold Standard certificates. The entire rekated sum flows into a WWF-selected climate protection project in India.

END